

Mail Stop 3720

November 7, 2007

Harry T. Wilkins
Executive Vice President and Chief Financial Officer
American Public Education, Inc.
111 W. Congress Street
Charles Town, WV 25414

> **Re: American Public Education, Inc.**
> **Amendment No. 5 to Form S-1**
> **Filed November 6, 2007**
> **File No. 333-145185**

Dear Mr. Wilkins:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Stock-based Compensation, page 42

1.   Please revise Management's Discussion and Analysis of Financial Condition and Results of Operations to include a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

* * * *

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: Michael J. Silver, Esq.
        Hogan & Hartson L.L.P.
        Via Facsimile: (410) 539-6981